Accelerate Diagnostics, Inc.

3750 South Country Club, Suite 470

Tucson, Arizona 85714

September 9, 2014

VIA EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 7, 2014

File No. 001-31822

Dear Ms. Ravitz:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated August 14, 2014 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter. References in this letter to “we,” “our” or “us” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Overview, page 5

1.	We refer to your January 28, 2013 responses to prior comments 6 and 7 from our January 7, 2013 comment letter. Please tell us and revise your future filings to disclose the “new strategic direction” that your Board of Directors and management team established in 2012. Please also tell us and revise your future filings to disclose why you determined to pursue a new strategic direction, what steps management has taken to implement the new strategy and its impact on your business operations.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our Form 10-K for the fiscal year ending December 31, 2014 (our “2014 Form 10-K”) and, if appropriate, in other future filings:

In 2012, the Company’s Board of Directors and management team established a new strategic direction for the Company, which was (1) to focus on the internal development, manufacture, and commercialization of a fully automated identification (“ID”) and antibiotic susceptibility testing (“AST”) system, which we refer to as the ID/AST System, and (2) to discontinue efforts to develop and actively market OptiChem and the Company’s other surface chemistry products. The Company’s Board of Directors and management team decided to pursue this new strategic direction based on the belief that the Company could internally develop and commercialize the ID/AST System.

Since the adoption of the new strategic direction in 2012, the Company has made significant investments in research and development personnel, facilities, equipment, and consumables to support the internal development of the ID/AST System. The Company has also invested in the hiring of regulatory, manufacturing, quality, sales, and marketing personnel experienced in the manufacture and commercialization of medical devices. In addition, the Company completed three successful prototypes of the ID/AST System. We anticipate initiating clinical trials for the ID/AST System in the first half of 2015.

The new strategic direction has also required the Company to raise additional capital. As disclosed in the Form 10-K, in March 2013, the Company obtained additional capital through the exercise of warrants issued to Abeja Ventures, LLC in the aggregate amount of $20,068,000. In August 2013, the Company completed a rights offering that raised gross proceeds of $20,000,000 and in April 2014, the Company completed a rights offering that raised additional gross proceeds of $45,000,000.

Overview, page 5

2.	Your disclosure indicates that you are focused on developing and commercializing instrumentation for the identification and antibiotic susceptibility testing (AST) of “infectious pathogens.” Please tell us and revise your future filings to clarify which types of bacteria you intend to be testing with the instrumentation you are developing. Also, as it appears that some of your competitors in the molecular diagnostics market are seeking separate FDA approval of their diagnostic tests for each species of bacteria, please tell us and revise your future filings to disclose how you intend to proceed with respect to regulatory approvals for your tests for different types of bacteria and for your AST diagnostics.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

The ID/AST System is intended for the identification and antibiotic susceptibility testing of pathogens most commonly associated with bacteremia, including Gram-positive and Gram-negative organisms such as Staphylococcus organisms as well as yeasts. The ID/AST System is designed to simultaneously detect and identify multiple pathogens directly from a single patient sample and then, following such identification, perform susceptibility tests based on the identification results.

While some molecular diagnostic companies have sought separate regulatory approval for each species of bacteria tested by an identification system, the Company is pursuing approval via a single, consolidated submission, which is similar to approaches taken since early 2013 by molecular diagnostic companies for their multiplexed identification tests. The difference in approaches is driven by the technology utilized. Given that our technology simultaneously tests for multiple types of pathogens, we intend to file a single submission for all types of pathogens within our identification panel. The exact regulatory path for the AST portion of our system and positive blood culture test kit is still being evaluated by the Company and is the subject of ongoing discussion with the FDA.

We anticipate seeking separate regulatory approval for the use of the ID/AST System to test additional specimen types (e.g. respiratory specimens, skin and soft tissue). If and when we determine that we will pursue regulatory approvals for those applications we would likely include the identification of the most prevalent infectious pathogens found in each specimen type and the applicable antimicrobial agents for treatment.

Overview, page 5

3.	We note from the study available on your website entitled “Rapid simultaneous identification and quantitation of Staphylococcus aureus and Pseudomonas aeruginosa directly from bronchoalveolar lavage specimens using automated microscopy” that part of your image analysis relied upon progenitor cell growth into a clone of daughter cells. We also note that your system uses a “culture-free process.” Please tell us and in future filings disclose how you achieve cell growth without a culture. We note in this regard that your study indicates that certain of the bacteria being studied were subcultured on sheep’s blood agar.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

When we state that the ID/AST System uses a “culture-free process,” we are referring to our system’s ability to directly process a positive blood culture, respiratory, or other specimen without first undergoing a manual culture and isolation process. This contrasts with conventional identification and susceptibility testing methods that require overnight culturing to produce a pure isolate prior to testing.

For example, the culturing process for a positive blood culture or respiratory sample typically begins with “streaking” (controlled smearing) a patient sample onto the surface of several types of culture media in petri dishes.  These petri dishes are then incubated, usually overnight, and then examined.   This examination looks for the presence of bacteria as indicated by the growth of bacterial “colonies,” similar in appearance to what one might find on moldy cheese.  If more than one type of bacteria is present, as determined by different appearance, each colony is then “plucked” and streaked onto separate petri dishes, sometimes with different growth media.  These specimens are then incubated, again usually overnight, after which they are examined.  If the appearance of the growth within each plate is the same, this is now deemed an isolated culture of bacteria.  At this point, often 48 hours after the sample has first been obtained, analysis can begin on these isolated cultures.

This analysis can take numerous forms, with the most common automated method being an identification and susceptibility instrument.  While these instruments vary in terms of features, they all require the aforementioned “isolated culture” and millions of bacteria to perform both ID and AST.   The reason for this is that they all use similar sensors to measure turbidity, pH changes or enzymatic reactions, in order to determine the identification of bacteria and determine AST.  Simply stated, these measurements work by determining the cloudiness of a particular liquid or biochemical reaction.  When used to determine an AST by turbidity, if the liquid becomes cloudier due to growth in the presence of an antibiotic, it is deemed “resistant." If the liquid becomes clearer due to the lack of growth or bacterial death it is deemed “susceptible.”

Using this method for AST requires that the operator prepare what is referred to as a “.5 McFarland,” or “inoculum.” This process basically dilutes the concentrated culture of bacteria from the petri dish into a fluid that that the system can process.  Once this process is complete, the technologist then uses this solution to inoculate a testing plate or card which is introduced into the system.  The system then uses its turbidimeter and software algorithms to determine the susceptibility profile, a process that takes approximately 10 hours with the entire process from beginning to end often taking multiple days.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

In contrast, the ID/AST system eliminates the need to produce an isolated culture and corresponding inoculum.  Instead, we plan for the operator to introduce a patient positive blood culture, respiratory, or other sample directly into our system.  Once introduced the ID/AST system automatically processes the sample using our proprietary sample preparation method.  Once this sample preparation process is complete, our system uses a proprietary high speed imaging system, instead of a turbidimeter, to analyze the bacteria in real time.   The benefits of this approach are significant, as it allows the system to analyze each individual bacterial cell over a four-hour period to determine its susceptibility profile.  This greatly decreases the time of analysis and eliminates the need for a standardized, cultured inoculum, resulting in a process that takes approximately five hours, instead of days for the standard “culture-based method.”

We do not believe that the level of detail requested by the Staff is material to our investors, so the Company respectfully requests to not include such disclosure in its future filings.

Overview, page 5

4.	We note your disclosure that your BACcel system utilizes a “proprietary” culture-free process with both genomic and phenotypic detection technologies. We also note your disclosure that your system includes a separate fluidic robot and high-speed scanning microscopes. Please tell us and in future filings disclose what portions of your system, including the robot and microscopes are proprietary to you and how your system uses genomic detection technologies.

Response:

As helpful background, we note that, prior to 2012, we leveraged existing off-the-shelf technologies to prove the physical principles of the system. These technologies included an automated robotic pipetting system and its associated software, as well as off-the-shelf microscopes.

In further response to the Staff’s comment, the Company will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

The current prototype of the ID/AST System is comprised entirely of custom-engineered functional components, including a pipette robot for fluidic manipulation, an optical system with both dark-field and fluorescent illumination, and an imaging system. The ID/AST System performs three principal processes which are the subject of the Company’s core intellectual property. The first of these is the automated purification of samples through a proprietary process using gel and controlled electrical current to separate live organisms from sample debris. The second is the immobilization of pathogens onto a surface such that they can be imaged and analyzed in a stationary position during the identification and antibiotic susceptibility testing. The final process is the optical analysis, which is the method for analyzing the change in mass of organisms and monitoring of growth including the approach utilized on the ID/AST System.

Regarding genomic detection, our system uses fluorescent in situ hybridization (“FISH”) for identification of target organisms. Because the genetic sequences of bacteria are distinctive, binding of fluorescently labeled probes indicate the presence of a specific target sequence of RNA associated with a single or group of bacterial species or yeasts. When the probe finds a targeted sequence, it binds to it—generating a fluorescent signal—which is visible by the imaging system on the ID/AST System. Positive fluorescent signals from more than one target probe indicate polymicrobial samples.

Overview, page 5

5.	Please tell us and revise future filings to clarify how you are generating revenue. If true, please disclose that to date you have not generated any revenue from your BACcel system.

Response:

For the fiscal year ended December 31, 2013, the Company recorded only nominal revenues associated with licensing arrangements, the details of which have been described at Item 1. Sales, Licensing, and Alliance and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K. We have not generated any revenues from sales of our ID/AST System (formerly known as the BACcel), because it is not yet commercially available. During the fiscal year ended December 31, 2013, a collaborator contributed $55,000 toward the purchase of a prototype system to be used in a developmental study. This contribution did not meet the revenue recognition criteria of ASC 605 and was appropriately recorded as an offset to research and development expenses.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

The Company will make clear in “Item 1—Business” of our 2014 Form 10-K and, if appropriate, in other future filings that the only revenue generated by the Company to date is nominal revenue associated with licensing arrangements.

Products, page 6

6.	We note your disclosure on page 6 that you anticipate initiating clinical trials for BACcel in the first half of 2015, CE mark registration in early 2015 and United States FDA approval in early 2016. Please tell us and revise your future filings to disclose the basis for your belief that you will achieve those milestones as of the currently disclosed dates. Please include in your response and disclose in future filings what steps you have taken to date to achieve those milestones and what steps remain to be taken in order to achieve those milestones including whether you will seek FDA registration and approval of your proposed clinical trials.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

We anticipate initiating clinical trials for the ID/AST System and positive blood culture test kit in the first half of 2015, CE mark registration in early 2015 and FDA approval in early 2016. Achieving each of these milestones will depend on our ability to achieve the goals specified in our detailed project plan according to the deadlines included in such plan.

We have already completed the following steps toward initiating clinical trials and obtaining FDA approval:

•	design of the final ID/AST System and positive blood culture test kit;

•	meeting with the FDA to determine the regulatory approval path for the ID/AST System and positive blood culture test kit;

•	design of the U.S. clinical study; and

•	selection of clinical trial sites.

Key remaining steps toward obtaining FDA approval include:

•	the execution of the clinical trials;

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

•	preparation of the FDA submission following the clinical trials; and

•	obtaining a positive review of this submission from the FDA.

We have already completed the following steps toward obtaining a CE-mark registration in early 2015:

•	establishing a quality system;

•	building good manufacturing practice (GMP) manufacturing and test facilities; and

•	scheduling of an international standards organization (“ISO”) surveillance audit.

Key remaining intermediate steps toward obtaining a CE-mark registration include:

•	demonstrating the effectiveness of the quality system in both the design and initial manufacture of the ID/AST System;

•	passing the ISO surveillance audit and obtaining ISO certification; and

•	providing a self-declaration of conformity to our EU authorized representative.

Products, page 6

7.	Please tell us and revise future filings to disclose what types of specimens you intend your system to be able to analyze. We note your disclosure under “Research and Development” that your DMRDP funding is for diagnosis of wound infections and other serious infections secondary to trauma and your disclosure that you have begun research on an instrument that will provide additional speed and workflow benefits for certain sample types, such as blood. Please ensure that your response and the disclosure in your future filings clearly indicate the scope of the products you are researching and developing and which products you intend to seek regulatory approval for prior to commercialization.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

The ID/AST System analyzes positive blood culture samples to identify existing pathogens and to determine the susceptibility to antibiotics of the pathogens identified. We plan to develop the system to analyze bacteria in respiratory, skin, and soft tissue specimens, which is the focus of the Defense Medical Research and Development Program (DMRDP) grant. Our research activity is also focused on shortening the time required to distinguish between positive and negative whole blood samples prior to using the ID/AST System. The Company will pursue regulatory approval for the ID/AST System, the positive blood culture test kit, and any other systems and sample test kits prior to their use in clinical in vitro diagnostic applications.

Research and Development, page 6

8.	Your disclosure on page 7 indicates that three studies were conducted using the BACcel system. Please tell us who conducted these studies and whether these “joint” studies were independent. Please also tell us whether the referenced studies involved the pre-clinical instruments or the “proof of concept testing” that you reference on page 6. Please also tell us the findings and conclusions of the studies and whether the findings and conclusions were consistent with the internal lab data testing that you reference on page 6.

Response:

The three studies using the BACcel System (n/k/a the ID/AST System) were conducted by Dr. Connie Price at Denver Health Medical Center, Dr. Carey-Ann Burnham at Barnes-Jewish, and Dr. Michael Dunne at Washington University. These studies were collaborative, not independent, and were performed as part of the proof of concept testing referred to on page 6 of the Form 10-K, and not on the pre-clinical instruments. The studies demonstrated the feasibility of simultaneous identification and quantitation on the ID/AST System, as well as the ability to perform antibiotic susceptibility testing and specific resistance mechanism detection. The findings and conclusions of these studies were consistent with internal lab data testing.

Research and Development, page 6

9.	We note your disclosure that in 2008 you placed your systems in the research institutions identified in this section. Please tell us and disclose in future filings when the pilot clinical studies began and when they are expected to end. Please also clarify in your response and in future filings what benefits you expect to receive from the collaborations described in this section and if there are agreements in place specifying the rights and obligations of each party to the collaboration. Please file any of these agreements as an exhibit to your filing as required by Regulation S-K Item 601(b)(10).

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

We have not filed, and we do not intend to file, our collaboration agreements with research institutions pursuant to Regulation S-K Item 601(b)(10), because these agreements are of the type that ordinarily accompanies the kind of business we conduct and they do not fall within the categories described in Regulation S-K Item 601(b)(10)(A)-(D).

We will revise the disclosure as indicated below (with changes indicated in bold/ underlined and strike-through text):

During the fiscal year ended July 31, 2008, the Company placed two identical development systems in collaborating research institutions: Denver Health, and Barnes-Jewish Hospital at Washington University in St. Louis, Missouri. The two institutions have replicated and extended the Company’s own pre-clinical research using analytical methods developed by the Company. In 2008, both institutions ~~have also begun~~ began a series of pilot clinical studies on clinical isolates and then specimens from ICU patients using experimental protocols authorized by their respective Institutional Review Boards. We expect these pilot clinical studies to continue until we enter our clinical trials in early 2015. In 2013, an additional instrument was placed at Geisinger Health System. We have entered into a collaboration agreement with each of Denver Health, Barnes-Jewish Hospital and Geisinger Health System, and we anticipate that the number of collaborating research institutions will grow significantly in 2014.

Our collaborations with each of Denver Health, Barnes-Jewish Hospital and Geisinger Health System are ongoing with various studies either in progress or planned with these institutions. Barnes-Jewish has been engaged to assist in pre-clinical studies utilizing ICU patient samples. Under the Company’s agreement with Barnes-Jewish, Barnes-Jewish is conducting an evaluation of our FISH identification assay using one of our prototype engineering units and leftover clinical positive blood culture specimens.  This study was initiated in December 2013 and is anticipated to be completed in October 2014. Denver Health has similarly partnered with the Company as a part of the Defense Medical Research and Development Program (DMRDP) to apply our rapid diagnostic system to wound infections and other serious infections secondary to trauma. This grant began in September 2012 and is expected to conclude in September 2015. Geisinger Health Systems will be conducting a study to evaluate the antimicrobial susceptibility coagulase-negative staphylococci using an ID/AST System prototype and is expected to conclude in the first half of 2015.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Research and Development, page 6

10.	Your disclosure in this section refers to pilot clinical studies. Please tell us and disclose in future filings how these pilot clinical studies advance your FDA approval process.

Response:

These pilot clinical studies are limited in size and scope and are intended to provide useful insights into device efficacy. They are not intended to specifically advance our FDA approval process. The FDA approval process for our ID/AST System and positive blood culture test kit will require a clinical study that supports statistical equivalency with established clinical standards for both identification and susceptibility. While these pilot clinical studies will not be a part of our FDA submission, they are designed to reduce the risk of encountering unexpected results during the clinical trial.

Because pilot study data is not typically a part of an FDA submission and we do not intend to include such information in our FDA submission, we respectfully request to not disclose in our future filings how any pilot studies advance the FDA approval process.

Research and Development, page 6

11.	If the three studies mentioned in this section are not posted on your website, please provide us with a copy of those studies.

Response:

The three studies mentioned are referenced below and available for download from our website at http://acceleratediagnostics.com/our-science/publications/.

1.	Burnham CD, Frobel RA, Herrera ML, Wickes B. (2014) Rapid Ertapenem Susceptibility Testing and Klebsiella pneumoniae Carbapenemase (KPC) Phenotype Detection in Klebsiella pneumoniae Using Automated Microscopy of Immobilized Live Bacterial Cells. J. Clin. Microbiol. 52:982-986.

2.	Price CS, Kon SE, Metzger S. (2014) Rapid Antibiotic Susceptibility Phenotypic Characterization of Staphylococcus aureus Using Automated Microscopy of Small Numbers of Cells. J. Microbiol. Meth. 98:50-58.

3.	Metzger S, Frobel RA, Dunne WM Jr. (2014) Rapid Simultaneous Identification and Quantitation of Staphylococcus aureus and Pseudomonas aeruginosa Directly from Bronchoalveolar Lavage Specimens Using Automated Microscopy. Diagn. Micr. Infec. Dis. 79:160-165.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Research and Development, page 6

12.	We note from the study available on your website entitled “Rapid simultaneous identification and quantitation of Staphylococcus aureus and Pseudomonas aeruginosa directly from bronchoalveolar lavage specimens using automated microscopy” that it appears that your system demonstrated identification using “growth rates, cell morphology, and clone growth morphology to distinguish bright cocci growing in clusters (staphylococci) and thin, dim, slowly growing rod bacilli…” and from that basis your system was able to distinguish between Staphylococcus aureus (a bacteria whose cellular morphology is staphylococci) and Pseudomonas aeruginosa (a bacteria whose cellular morphology is cocobacillus). Please tell us and revise future filings to disclose how your system would distinguish between different types of bacteria that have staphylococci, bacillus or cocobacillus colony morphologies. For example, if your microscope detected bacteria with a staphylococci colony morphology, please tell us and disclose in future filings how your system would distinguish Staphylococcus aureus from the various other species within the Staphylococcus genus.

Response:

The ID/AST System utilizes both genomic and phenotypic detection technologies. Our phenotypic capabilities allow us to monitor growth rates, cell morphology, and clone growth morphology to in most cases identify pathogens. However, to deliver a broader taxonomy of identification results, the Company has incorporated FISH as its sole identification detection method in its ID/AST System. This FISH detection method utilizes its onboard illumination and imaging capabilities combined with genetic probes to identify target organisms independent of cellular morphology.

We do not believe that the level of detail requested by the Staff is material to our investors, so the Company respectfully requests to not include such disclosure in its future filings.

Item 1. Business

Research and Development, page 6

13.	We also note from the study referenced in the prior comment that it appears that it takes several steps to prepare the bacterial samples before they are introduced into your microarrays. Please tell us and revise future filings to disclose the steps necessary to be taken prior to the automated microscopy, the amount of time necessary to perform those steps and whether you intend to automate those steps.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

In the current prototype of the ID/AST System, two milliliters of a positive blood culture sample are manually placed in a sample vial.  The sample vial is manually loaded into the ID/AST System, in conjunction with all of the other consumables required for a run.  The final design of the ID/AST System improves upon the process of loading the sample and consumables through the use of a consolidated test kit tray. In this design the sample can be pipetted directly into the tray containing the remainder of the consumables required for a run and can therefore be loaded as a unit in one step. The remaining sample preparation steps are automated on the ID/AST System. We believe the process of loading a positive blood culture sample and consumable tray into the final ID/AST System will require less than one minute of manual operation.

We do not believe that the level of detail requested by the Staff is material to our investors, so the Company respectfully requests to not include such disclosure in its future filings.

Research and Development, page 6

14.	We note from the study on your website entitled “Rapid Ertapenem Susceptibility Testing and Klebsiella pneumoniae Carbapenemase (KPC) Phenotype Detection in Klebsiella pneumoniae Using Automated Microscopy of Immobilized Live Bacterial Cells” that it appears that your system was able to identify the ertapenem resistant K. pneumonia when it was known that the pathogen was K. pneumonia. Similarly, we note from the study on your website entitled “Rapid antibiotic susceptibility phenotypic characterization of Staphylococcus aureus using automated microscopy of small number of cells” that your system was able to detect which strains of S. aureus were susceptible to various antibiotics when it was known that the pathogen was S. aureus. From your “Overview” section, it appears that the clinical dilemma is that the physician must start therapy without knowing the “organism or its drug susceptibility.” Please tell us and in future filings disclose how your system would add useful information in a clinical setting where the identity of the pathogen is not known.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Response:

The Company respectfully responds that it did not intend to suggest that we can add value where the identity of the pathogen is not included in our identification panel.

This comment from the Staff references one of our planned tests on respiratory samples, which are currently under development. In the case of a respiratory sample test kit is expected to generate an identification result in approximately one hour, which we believe can inform initial therapy, as this is under the two-to-four hours we referenced as the therapeutic window post-symptom onset.   For example, if a patient presents with symptoms of bacterial pneumonia, a sample would be taken and sent to the laboratory. Our system could then return an identification result in an hour, quickly enough to inform initial therapy.  Following this result, in approximately five hours, the system will provide a susceptibility profile, allowing a physician to once again modify treatment and before the critical second-dose is delivered to the patient.

The remainder of the disclosure referenced in the Staff’s comment relates to the inadequacy of empiric therapy, which is well documented in literature, with failure rates ranging from 20% to 40%.  The majority of these failures can be attributed to the complex resistance mechanisms exhibited by some bacteria.  And while this phenomenon is well known, the practice of empiric therapy continues due to a systemic lack of timely diagnostic information, particularly results from phenotypic testing.  The Company is developing systems to address this issue. If physicians are able to identify a pathogen in a respiratory sample and obtain an AST result within hours, physicians can use an informed and targeted approach, rather than empiric therapy.  We believe that this will result in fewer failures in therapy and improved patient outcomes.

We do not believe that the level of detail requested by the Staff is material to our investors, so the Company respectfully requests to not include such disclosure in its future filings.

Sales Licensing and Alliance, page 7

15.	Please tell us and revise future filings to disclose how you intend to market the BACcel system. In this regard, please identify your target market and discuss how you will sell the product to your customers. Will you build a salesforce, utilize distributors, and/or sell in a different manner? Also, please indicate whether your customers will rely on governmental and/or insurance reimbursement to pay for your system and the tests that it performs.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

The target market for our products is hospital microbiology laboratories that perform identification and antibiotic susceptibility testing.  Every hospital in the United States with an intensive care unit has such a laboratory. We plan to build our own sales force to market the ID/AST System directly to our targeted customers.  In select geographies, we may also use third-party distributors to market the product.

We do not believe that hospitals will specifically seek reimbursement from the government or private insurance companies for their purchase of the ID/AST System or the positive blood culture test kits. Instead, we believe that hospitals will recoup such costs by obtaining reimbursement from the government or private insurance companies for in-bed occupancies, which traditionally includes all testing required for admitted patients. We believe that hospitals will have an incentive to purchase the ID/AST System because it could improve hospital profitability by shortening hospital stays, reducing the costs associated with hospital stays, and leading to lower rates of rehospitalization.

Intellectual Property, page 9

16.	Please tell us and revise future filings to disclose the importance, duration and effect of your patents. Refer to Regulation S-K Item 101(c)(1)(iv).

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Our patented technology covers key components of the ID/AST System and is, thus, very important to the Company.  Our patents are focused on several key technologies, including our automated process for sample preparation, automated immobilization process, and methods for imaging and analysis of individual pathogen cells. As of December 31, 2013, we had 16 issued patents worldwide, including 10 patents issued in the United States and six issued outside the United States.  One of our patents expires in 2017, and the remaining 15 will expire on various dates in 2022 through 2033.  Additionally, as of December 31, 2013, we had 10 patent applications pending worldwide, including five U.S. applications and five applications outside the U.S. The Company believes that its patent suite would make it difficult for any other company to conduct rapid antibiotic susceptibility testing of individual pathogens.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Item 1. Business

Capital Resources and Liquidity, page 20

17.	We refer to your January 28, 2013 response to prior comment 1 representing that your future filings will provide investors with sufficient insight into the monies available to achieve development milestones. Your Form 10-K disclosure, however, does not appear to identify development milestones or discuss the amount of funding necessary to achieve those development milestones and commercialize the BACcel system. As such, it is not clear whether you have sufficient funds available to commercialize this new product. Accordingly, please provide us sample disclosure that identifies material milestones, discusses the costs associated with those milestones and addresses your ability to fund these costs and commercialize the product. Please confirm that you will provide similar disclosure, as applicable, in future filings.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Our primary use of capital has been for the continued development and commercialization of the ID/AST System. The Company expects to incur significant expenditures to complete development, complete U.S. clinical trials, and commercialize this system.  We believe that our current cash balance will be sufficient to complete development, complete clinical trials and launch the product in the U.S. and European markets. The largest expenditures through late 2015/early 2016 will be the cost of clinical trials and the establishment of a direct sales and service organization in both the United States and Europe which could vary materially from management’s cost estimates. In addition, the development of test kits for the ID/AST System to test additional specimen types (e.g., respiratory specimens, skin and soft tissue) and the research and development of additional instruments could require additional capital.

We believe that we will be able to satisfy our ongoing capital requirements using our existing cash balance and funds provided by the exercises of warrants and stock options and/or the additional issuance of equity or debt securities. If capital requirements vary materially from those currently anticipated, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Additional issuances of equity or convertible debt securities will result in dilution to our current common stockholders.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 9, 2014

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc.